EXHIBIT 2.3

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment to Agreement and Plan of Merger (this “Second Amendment”) is made as of this 30th day of April 2008, among Zealous Trading Group, Inc. (fka Atlantic Syndication Network, Inc.), a Nevada corporation (“ZTG”), ASNI II, Inc., a Delaware corporation and wholly owned subsidiary of ZTG (“ASNI II”) and Zealous Holdings, Inc., a Delaware corporation (“ZH”).

WHEREAS, on July 16, 2007, ZTG, ASNI II and ZH entered into that certain Agreement and Plan of Merger (“Merger Agreement”);

WHEREAS, the Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, ZH will merge with and into ASNI-II, with ASNI-II as the surviving corporation of the merger (the “Merger”).  As a result of the Merger, ZH will become a wholly owned subsidiary of ZTG, through which its operations will be conducted.

WHEREAS, the Merger Agreement indicates that ZH has two hundred sixty thousand two hundred sixteen (260,216) shares of preferred stock with a par value of $0.0001 per share;

WHEREAS, pursuant to section 7.1(b) of the Merger Agreement, the Merger Agreement may be terminated at any time prior to the closing of the Merger if the closing has not consummated on or before March 1, 2008, which date may be extended by written agreement of ZTG and ZH;

WHEREAS, the parties have agreed to amend certain covenants and closing requirements as indicated in the Merger Agreement;

WHEREAS, the “Balance Sheet Date” is defined as June 30, 2007;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           The terms of the Merger Agreement and any ancillary documents in connection with the Merger Agreement are incorporated herein by this reference.  All capitalized terms not otherwise defined herein shall have the meaning as set forth in the Merger Agreement.

2.           The parties acknowledge that due to the issuance of Class B common stock and preferred stock by the Company following the execution of the Merger Agreement, the Company Shares now consist of Five Million (5,000,000) shares of Class A common stock with a par value of $0.0001 per share; One Million Six Hundred Thirty-Three Thousand Eight Hundred Thirty-Eight (1,633,838) shares of Class B common stock with a par value of $0.0001; and a contractual obligation to issue Two Hundred Sixty Eight Thousand (268,000) shares of preferred stock.

3.           In Article II, Section 2.2(a) of the Merger Agreement, the language “Jones Garneau LLP” is deleted in its entirety and replaced with “OTC Stock Transfer.”

4.           The first sentence of Article III, Section 3.1(f) of the Merger Agreement is amended to read as follows:  “The authorized capital stock of the Company consists of Five Million (5,000,000) shares of Class A common stock with a par value of $0.0001 per share; Three Million (3,000,000) shares of Class B common stock with a par value of $0.0001; and Two Million (2,000,000) shares of preferred stock, of which the Company has issued Five Million (5,000,000) shares of Class A common stock with a par value of $0.0001 per share and One Million Six Hundred Thirty-Three Thousand Eight Hundred Thirty-Eight (1,633,838) shares of Class B common stock with a par value of $0.0001;  in addition, the Company has a contractual obligation to issue Two Hundred Sixty Eight Thousand (268,000) shares of preferred stock.”

5.           Article III, Section 3.1(i) of the Merger Agreement is amended such that the language “June 30, 2007” is replaced with “December 31, 2007.”

6.           The first sentence of Article III, Section 3.2(f) of the Merger Agreement is amended to read as follows:  “The authorized capital stock of the Parent consists solely of 1,500,000,000 shares of common stock, par value $0.001 per share, of which 50,000,000 shares remain issued and outstanding.”

7.           Article IV, Section 4.10(a) of the Merger Agreement is amended such that “three promissory notes” is deleted and replaced with “one promissory note”.

8.           The parties acknowledge that the consideration referenced in Article IV, Section 4.10(a)(i) has already been paid and that no further obligation arising under such subsection remains.

9.           Article IV, Section 4.10(a)(ii) of the Merger Agreement is deleted in its entirety and replaced with: “The parties will issue at Closing notes for the remaining balance due to Mr. Wyatt approximately $166,637 and will cooperate to allocate the remaining balance due to rent, compensation and accrued loan payable.  Such notes shall be substantially in the form attached hereto as Exhibit aa.”

10.           In the first sentence of Article IV, Section 4.13(a) of the Merger Agreement, the phrase “to convene a special meeting of its stockholders” is amended to read, “to obtain a written consent in lieu of a special meeting of its stockholder.”

11.           Article V, Section 5.2(i) of the Merger Agreement is deleted.

12.           Article VI, Section 6.2(h) of the Merger Agreement is amended such that the entire section is deleted and replaced with “a certificate of the Company, in form and substance reasonably satisfactory to the Parent, dated the Closing Date and signed by the President and the Chief Financial Officer of the Company, evidencing compliance with the conditions set forth in SECTIONS 5.2(a) and 5.2(b).”

13.           Article VI, Section 6.2(i) of the Merger Agreement is deleted.

14.           Article VI, Section 6.3(d) of the Merger Agreement is amended such that “Parent and” is deleted.

15.           Article VI, Section 6.3(e) of the Merger Agreement is amended such that “Parent and” is deleted.

16.           Article VI, Section 6.3(f) of the Merger Agreement is deleted and replaced with “a resolution of the Parent appointing the directors of the Company (or their designees) as the directors of the Surviving Entity”.

17.           Article VI, Section 6.3(k) of the Merger Agreement is deleted.

18.           Article VI, Section 6.3(l) of the Merger Agreement is deleted.

19.           Article VI, Section 6.3(m) of the Merger Agreement is deleted and replaced with “(i) evidence that the Parent’s board of directors is authorized to consist of four individuals, (ii) evidence of the appointment of such directors of Merger Sub as designated by the Company to serve immediately following the Closing Date and (iii) evidence of the appointment of such executive officers of Merger Sub to serve immediately upon the Closing Date as shall have been designated by the Company; and”.

20.           Article VII, Section 7.1(b) of the Merger Agreement is amended in part such that the language “March 1, 2008” is deleted in its entirety and replaced with “May 16, 2008, or such other date as mutually agreed by the respective boards of directors.”

21.           Article IX, Section 9.1(b) of the Merger Agreement is amended in part such that the language “Jones Garneau LLP 670 White Plains Road, Scarsdale, NY 10583, Att: Robert Newman” is deleted in its entirety and replaced with “Zealous Holdings, Inc., 1800 Century Park East, Suite 200, Los Angeles, CA 90067, Attn: Karen Minnetian.”

22.           Except as amended by this Second Amendment to the Merger Agreement, all terms and conditions of the Merger Agreement and that certain Amendment to Merger Agreement dated February 15, 2008, remain in full force and effect.

 [Signatures on following page]

This Second Amendment to Agreement and Plan of Merger is dated as of the day and year first above written.

ZEALOUS TRADING GROUP, INC.
/s/ MILTON AULT, III
By: Milton “Todd” Ault, III
Chief Executive Officer and President

ZEALOUS HOLDINGS, INC.
/s/ SOTHI THILLAIRAJAH
By: Sothi Thillairajah
Chief Operating Officer

ASNI II, INC.
/s/ KENT G. WYATT, SR.
By: Kent G. Wyatt, Sr.
       President

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